Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

On May 11, 2021, FS KKR Capital Corp. (“FSK”) held a conference call to discuss FSK’s financial results for the fiscal quarter ended March 31, 2021. The conference call contained information regarding FSK’s proposed merger with FS KKR Capital Corp II. (“FSKR”).

The following are excerpts from the transcript of FSK’s May 11, 2021 conference call discussing FSK’s proposed merger with FSKR.

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Michael Craig Forman - FS KKR Capital Corp. - Chairman & CEO

Thank you, Robert, and welcome, everyone, to FS KKR Capital Corp.’s First Quarter 2021 Earnings Conference Call. The first quarter represented another positive stable quarter for FSK. During the quarter, our investment team originated $417 million of new investments. We experienced an increase in our net asset value, and we again outearned our target 9% annualized dividend yield on our net asset value. I’m pleased to report that the first quarter of 2021 represents the fifth consecutive quarter since the establishment of our current dividend policy that we have over-earned our target annualized yield. Again, I congratulate our team for achieving these solid results, especially during such a volatile period.

During the first quarter, our net investment income was $0.63 per share, which was $0.03 per share above our quarterly dividend of $0.60 per share and also $0.02 per share above our public guidance at the end of the fourth quarter. From a liquidity perspective, we ended the quarter with approximately $1.9 billion of available liquidity with no meaningful near-term debt maturities.

Looking forward to the second quarter, assuming the proposed merger between FSK and FSKR closes before the end of the second quarter, we plan to file a single combined 10-Q for the quarter for the surviving entity, FSK. From an FSK dividend perspective, our Board has declared a distribution of $0.60 per share for the second quarter, which equates to an annualized yield of 9.2% on our net asset value per share of $26.03 as of March 31, 2021. A Assuming the proposed FSK and FSKR merger closes on schedule, on our second quarter earnings call, we will provide detailed guidance with regard to our near-term operating expectations.

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However, based on the positive feedback we have received from the market regarding our existing dividend policy, assuming current market conditions remain relatively intact, we currently expect to continue to target a 9% minimum annualized dividend yield. As we prepare for the closing of the preferred — proposed merger of FSK and FSKR, the board and I are extremely pleased with how the FS KKR team is performing and how well our investment portfolio is positioned for the future. As a result, we believe that the proposed merger of FSK and FSKR will be consummated at an opportune time.

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Steven C. Lilly - FS KKR Capital Corp. – CFO

Thanks, Brian. In terms of color behind our financial results, the $12 million decline in our total investment income quarter-over-quarter was impacted by the following. We experienced a decrease of $11 million in our interest income, primarily due to the investment activity about which Dan and Brian spoke as several of our higher coupon investments were refinanced during the quarter. This activity was partially offset by new investments, which carried weighted average yields of 8%.

Our fee and dividend income remained flat quarter-over-quarter. The largest components of our fee and dividend income included $22 million of dividend income from our joint venture during the quarter. Other dividends from various portfolio companies totaled approximately $9 million during the quarter. Finally, fee income totaled $11 million during the quarter, representing a decrease of $1 million quarter-over-quarter with the change tied directly to our origination and repayment activity during the quarter.

Our interest expense remained relatively flat quarter-over-quarter and management fees decreased by $1 million during the quarter due to the lower amount of average gross assets during the quarter as compared to the prior quarter. The detailed bridge in our NAV per share on a quarter-over-quarter basis is as follows: our starting 4Q 2020 NAV per share of $25.02 was increased by GAAP net investment income of $0.63 per share and was increased by $0.98 per share due to an increase in the overall value of our investment portfolio; our NAV per share was reduced by our $0.60 per share dividend. The sum of these activities results in our March 31, 2021 NAV per share of $26.03.

From a forward-looking guidance perspective, we expect our second quarter net investment income prior to any effects of the proposed merger with FSKR to approximate $0.61 per share. The bridge from our $0.63 per share of net investment income during the first quarter to our second quarter guidance is as follows: our recurring interest income is expected to decline by approximately $6 million due to a combination of the following, anticipated repayments of certain higher-yielding assets during the second quarter and the effects of lower origination volumes that we experienced during the first quarter. We expect recurring dividend income associated with our joint venture to remain flat with the first quarter at approximately $22 million. We expect other fee and dividend income to approximate $24 million during the second quarter.

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From an expense standpoint, we expect our operating expenses, including interest expense, management fees and G&A costs to remain relatively flat quarter-over-quarter. In terms of the right side of our balance sheet, our gross and net debt-to-equity levels were 113% and 100%, respectively, as of March 31, 2021. This compares to gross and net debt-to-equity of 131% and 119%, respectively, at the end of the fourth quarter. Our available liquidity of $1.9 billion equates to approximately 29% of the value of our investment portfolio, which is a very comfortable percentage and allows for future portfolio growth.

At March 31, approximately 55% of our committed balance sheet and 77% of our drawn balance sheet was comprised of unsecured debt. We continue to be pleased with our overall weighted average cost of debt of 4.2%.

And with that, I’ll turn the call back to Michael for a few closing remarks before we open the call for questions.

Michael Craig Forman - FS KKR Capital Corp. - Chairman & CEO

Thanks, Steven. The first quarter of 2021 represented a strong start to what we believe will be an active year from an investment standpoint. In addition, our team has been preparing for our proposed merger with FSKR, and we continue to be excited by the strategic opportunities a single BDC platform will provide our shareholders. The last few years has represented a time of change across our platform from the establishment of what has proved to be an excellent partnership with KKR to repositioning our investment portfolio to broadening and deepening our team to fortifying our balance sheet, we are well positioned for the future.

On behalf of our entire team of more than 200 professionals, we look forward to keeping you informed of our progress, and we appreciate your interest and support. And with that, operator, we would like to open the call for questions.

QUESTIONS AND ANSWERS

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Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

First question for Michael or Dan, perhaps. Do you have the final estimate of how far you’d be behind on the incentive fee and how that compares to the $90 million of fee waivers?

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Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

I can take that, Finian. I’m assuming you’re meaning sort of inside of FSK. We could probably follow up offline because I don’t have the sort of details here. That said, I think we’ve been pretty happy with what we’ve seen, vis-à-vis, NAV growth over the last handful of quarters. I think some of that has been, we’ll call it just general market bounce back. But there has been a handful of names like Sound United, like NCI, like MBG where we’ve talked about in the script, where we actually proactively put money into them during some of the darker days of COVID, and we’ve seen sort of that balance. But we can follow up offline with some of the — that exact math for you, if you like, after the call.

Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Okay. Yes, I was interested on FSK and the combined entity. We can follow up. I had just a second question on platform fund raising. Once you get these — the potential merger complete, does — you, as an entity, or perhaps separately the FSI and the KKR side plan to resume of fundraising efforts for direct lending and how will that look on the platform side?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. Fin, I mean, obviously, we’ve been laser-focused on getting the merger done. All things are pointing as we talked about in the prepared remarks. We’re hopefully getting that done into the Q2. We do think about various kind of pools of capital raised from time-to-time. I think you’ve heard us sort of talk about that in the past, right?

That said, I think we’ve been mindful about having what I will call, the right amount of capital to address this market. We do believe this is a space where size and scale matter, but we’re also pretty cognizant about making sure that we are appropriately deployed inside of these companies, both inside of our target leverage sort of numbers, but also to ensure that we’re covering kind of the dividends that we’re sort of out there sort of targeting. So I don’t think anything unique or different than kind of normal course of business, but those are the ways we think about it.

Operator

Our next question comes from Ryan Lynch with KBW.

Ryan Patrick Lynch - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Kind of following up on Casey’s question regarding just portfolio growth and leverage. I mean, this quarter, you guys — when you combine kind of your balance sheet and FSKR’s balance sheet, you guys are going to be under your leverage target when you kind of use that average. So how

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much of a priority would you guys have at growing your portfolio? Is that even a main priority right now, given kind of the strength that you guys are going against in the broadly syndicated loan market? And do you think that that’s even possible with how strong that market is right now?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes, sure. I mean your math is right, Ryan. I mean, we’re roughly 1x sort of net here sort of under that in FSKR, if you look at the numbers that came out last night. I think we’re actually feeling pretty good about being kind of under that target leverage number, right? That means we have ample room for sort of growth. As you know, we’ve invested meaningfully in our origination footprint over the last several years.

We’ve made, in our opinion, sort of a bunch of very good hires from very good sort of firms. So our origination pipeline is quite active. As I sort of said in the prior question, I don’t really view us kind of competing day in and day out, right? That said, the feeling of that market or the terms and conditions of that market and the pricing of that market can sort of definitely bleed into ours. And that also has driven some of those repayments.

But I think we feel quite good about beating our target leverage number in the medium term. I think we feel good about the footprint of the business and some of those tailwinds that I mentioned for the overall industry. But I think also, in markets like this, I don’t think Brian and I are necessarily unhappy about having a fair amount of dry powder to deploy when the opportunities do present themselves. And maybe just last point, Ryan. I mean, we’re focused every day on origination. That’s the name of the game of this business, but we are trying to be very disciplined when it comes to an — a risk and underwriting side, and you’re going to see that continue.

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Operator

Our next question comes from Bryce Rowe with Hovde.

Bryce Wells Rowe - Hovde Group, LLC, Research Division - Research Analyst

I just wanted to hit on a couple of questions here. First, in terms of some of the commentary from the last couple of quarters really around the 9% NAV dividend yield target. So I guess my question is just around kind of how we’ve seen the equity portion of the portfolio from a fair value perspective really increased, especially this quarter, both at FSK and FSKR. So how do you think about that relative to that 9% target? I mean, it feels like it might be a tougher bogey to hit, so to speak, that 9% target with more equity in the portfolio.

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Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. And Bryce, thanks for the question, and Steven Lilly might want to sort of answer this as well. I mean, I think we’ve — I think we’ve gotten a good reaction for the dividend policy we put in, which I guess is now 5 quarters ago. I think we’ve been happy that we’ve been able to over earn. I think you’re correct. We have seen some appreciation in that equity portfolio. Some of that could be driven by sales processes that we talked about before.

Some of that is just driven by situations where we put some new dollars in and you’ve seen some meaningful uplift in sort of earnings with those businesses and on the other side of the darker days of the pandemic. So I think we’re happy to sort of see that equity growth. I mean, obviously, I think we’re mindful about the, we’ll call it, the tension between the 2, but I think we feel good about the dividend policy where we sit now in sort of that 9%. But Steven, feel free to add.

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Operator

(Operator Instructions) Our next question comes from John Hecht with Jefferies.

John Hecht - Jefferies LLC, Research Division - MD & Equity Analyst

I apologize. My phone blew up earlier on me. And then I was — because my phone blew up, I was off, so I apologize if some of these questions are redundant. But first of all, thanks for the — thanks for the additional disclosure this quarter. It’s super clear, and it makes it kind of easier to assess what’s going on. So I appreciate the disclosure.

So first question is, in this quarter, particularly the — it was very clear there was a lot of focus on first lien relative to second lien in terms of the percentage mix of ads. Any — it’s consistent with your focus on being more conservative. So is that mix what we should expect for the near term based on your interest and pipeline? Or how do we think about the evolution of that over time?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. I think it’s a pretty safe assumption, John. I mean, we’re trying to build that, the overall portfolio, with that level of conservatism. That said, we are very much prepared to do a second lien in play in that part of the capital structure. I think we’re probably just a little bit more selective there both in terms of the quality and the size of a business as well as a pretty, I think, maybe more firm minimum total return target when we sort of put those together. But I think conceptually, you’re correct. individual quarters, we could definitely be weighted and have a bit more sort of 2L, but I think your kind of starting point assumption is a fair one.

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John Hecht - Jefferies LLC, Research Division - MD & Equity Analyst

Okay. And then with the SCJV, once the 2 entities are combined in the second quarter here, does that — what does that do in terms of the capacity and your ability to continue to grow that out?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Well, I think it does 2 things. I mean our intention will be to also merge the 2 individual sort of JVs together. I think thematically, no different than the combined sort of regular rate BDC balance sheet. I think the largest sort of balance sheets there will give us some more flexibility, right?

I think the team has been able to be a little bit more creative on the liability side of that sort of JV. So I would view it as a positive, albeit it doesn’t just sort of magically create additional sort of capacity. But I think some of the flexibility of the financing structures will.

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Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed and intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.